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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D
                                 Rule 13d-101
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               AMENDMENT NO. 1

                                 LANCE, INC.
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                               (NAME OF ISSUER)

                       $.83-1/3 PAR VALUE COMMON STOCK
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                        (TITLE OF CLASS OF SECURITIES)

                                 514606 10 2
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                                (CUSIP NUMBER)

                             A. ZACHARY SMITH III
                       100 N. TRYON STREET, SUITE 4200
                CHARLOTTE, NORTH CAROLINA 28202 (704) 331-7400
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              DECEMBER 12, 1996
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: This Amendment No. 1 amends and restates the Schedule 13D of Salem Lance
      Van Every dated August 9, 1990 pursuant to rule 13d-2(c).


                              Page 1 of 8 Pages
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CUSIP No.  514606 10 2               13D        Page     2    of     8   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons                 Salem Lance Van Every
          S.S. or I.R.S. Identification Nos. of Above Persons

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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
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  (3)     SEC Use Only

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  (4)     SOURCE OF FUNDS*
                                                                          00
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         [  ]
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  (6)     Citizenship or Place of Organization         UNITED STATES OF AMERICA

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                       (7)     Sole Voting Power
  Number of                                                        2,128,643
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                                            52,244
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                                         830,723
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                                                   1,350,164
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   2,180,887
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

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 (13)     Percent of Class Represented by Amount in Row (11)
                                                                         7.3%
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 (14)     Type of Reporting Person*
                                                                           IN
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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.83-1/3 per share (the "Common Stock"), of Lance, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8600 South Boulevard, Charlotte, North Carolina 28232.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c)  The name of the reporting person is Salem Lance Van
Every. The residence address of Mr. Van Every is 8913 Winged Bourne, Charlotte, North Carolina 28210. Mr. Van Every's principal occupation is that of a private investor.

         (d) During the past five years, Mr. Van Every has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mr. Van Every has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Van Every is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Van Every acquired the sole voting power over 651,110 shares of the Common Stock reported herein (the "Initial Shares"), under the Will dated April 7, 1987 (the "Will") of his father, Salem A. Van Every, Jr. who died on May 27, 1990 (the "Decedent"). Mr. Van Every acquired shared dispositive power over the Initial Shares upon its transfer by Nan Davis Van Every, Mr. Van Every's stepmother, on December 12, 1996 to the Nan Davis Van Every Florida Intangible Tax Trust dated December 9, 1996 (the "Irrevocable Trust") for which Mr. Van Every serves as trustee. Mr. Van Every acquired shared dispositive power and sole voting power in such capacity as trustee of the Irrevocable Trust over 646,810 additional shares of the Common Stock (the "Recent Shares"; together with the Initial Shares, the "Acquired Shares") upon their transfer by Nan Davis Van Every to the Irrevocable Trust on the same date. Mr. Van Every, in his capacity as co-trustee with NationsBank, N.A. of a third trust (the "Third Trust"), beneficially owns 52,044 shares of the Common Stock (the "Co-Trustee Shares") over which he has shared voting power and shared dispositive power.

         No funds or other consideration were used in the acquisition of the Acquired Shares or the Co-Trustee Shares. Mr. Van Every became the beneficial owner of the Initial Shares, the Co-Trustee Shares and the Recent Shares not by purchase but by operation of law under the marital trust created under the Will (the "Marital Trust"), by operation of law in his capacity as trustee of the Third Trust and by gift to the Irrevocable Trust, respectively.





                              (Page 3 of 8 Pages)
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         In addition, Mr. Van Every also owns 830,923 shares of Common Stock
(the "Other Shares"), of which 790,449 shares are held directly (including 33,500 shares subject to options currently exercisable or exercisable within 60 days), 40,274 shares are held in custodian or trust accounts for his daughters and grandchild of which he serves as custodian or trustee and 200 shares are held by his daughter. The Other Shares were primarily acquired by Mr. Van Every by inheritance and by gift in the years prior to his Schedule 13D dated August 9, 1990.

         At this time, the source and amount of funds that Mr. Van Every may use to fund future purchases of Common Stock, if any, is undetermined, although the funds for such future purchases, if any, are likely to be the personal funds of Mr. Van Every. Future purchases, if any, Mr. Van Every may make under the Issuer's dividend reinvestment plan will be funded through the reinvestment of dividends.


ITEM 4.  PURPOSE OF TRANSACTION.

         Since Mr. Van Every is the beneficial owner of the Acquired Shares and the Co-Trustee Shares not by purchase but by operation of law and by gift to the Irrevocable Trust, he became such a beneficial owner without motive or purpose. The Acquired Shares and the Co-Trustee Shares are held by the Irrevocable Trust and the Third Trust, respectively. Mr. Van Every has shared investment and dispositive power over the Common Stock held in each such trust. Mr. Van Every intends to hold the Acquired Shares and the Co-Trustee Shares in his capacity as trustee of each trust for investment.

  The Other Shares were primarily acquired by Mr. Van Every by inheritance and by gift and in his capacity as trustee or custodian without motive or purpose. Mr. Van Every has sole investment and dispositive power over the Other Shares, except for the 200 shares of the Common Stock owned by his daughter over which he has shared dispositive power and shared voting power. Mr. Van Every intends to hold the Other Shares for investment.

         Mr. Van Every intends to evaluate the business and prospects of the Issuer and depending on his evaluation, other investment opportunities, market conditions and other factors as he may deem material, Mr. Van Every may seek to acquire additional shares of the Common Stock in the open market or through the Issuer's dividend reinvestment plan. Alternatively, he may, upon consultation with other persons with whom he shares dispositive power, as applicable, dispose of all or a portion of the shares of the Common Stock presently held or hereafter acquired.

         Under the terms of the Irrevocable Trust, the beneficial ownership of the Acquired Shares may be transferred. Nan Davis Van Every is the grantor and beneficiary of the Irrevocable Trust, and she has retained a limited power of appointment under the Irrevocable Trust which permits her to direct the disposition of its assets during her lifetime, including the Acquired Shares, for the benefit of others, including Mr. Van Every. Upon the death of Mrs. Van Every, the Irrevocable Trust will terminate and its assets will be transferred to the 1992 Nan Davis Van Every Revocable Trust or, if such trust is not





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existing, to the estate of Mrs. Van Every.  In addition, the Irrevocable Trust will terminate with respect to the Acquired Shares after such assets have been held in the Irrevocable Trust for four months. Such assets will be transferred to the 1992 Nan Davis Van Every Revocable Trust, or, if such trust is not existing, to Mrs. Van Every.

           Mr. Van Every has served as a director of the Issuer since 1990. As a nonemployee director of the Issuer, Mr. Van Every is eligible to receive grants of options to acquire shares of the Common Stock pursuant to the Issuer's 1995 Nonqualified Stock Option Plan for Non-Employee Directors. Currently, Mr. Van Every has options to acquire 3,500 shares of the Common Stock of which options for 2,500 shares are currently exercisable and options for 1,000 shares will become exercisable on May 1, 1997.

           Mr. Van Every also has an option to purchase 31,000 shares of the Common Stock from Nan Davis Van Every, which becomes exercisable on January 31, 1997.

           Except as set forth in this Item 4, Mr. Van Every has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) The aggregate number of shares of the Common Stock that Mr. Van Every beneficially owns pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 2,180,887 (including 33,500 shares subject to options currently exercisable or exercisable within 60 days) which constitutes approximately 7.3% of the outstanding shares of the Common Stock. Mr. Van Every disclaims beneficial ownership with respect to all such shares described in
Item 5(b)(ii), (iii) and (iv).

           (b) The 2,180,887 aggregate amount of shares of Common Stock reported herein are beneficially owned as follows:

                   (i) 830,723 shares of Common Stock (the Other Shares, except for 200 shares owned by Mr. Van Every's daughter) are beneficially owned by Mr. Van Every, either directly or as trustee or custodian for his children and grandchild. Mr. Van Every has the sole investment power to dispose or direct the disposition of these shares and he has the sole voting power to vote or direct the voting of these shares.

                   (ii) 1,297,920 shares of Common Stock (the Acquired Shares) are beneficially owned by Mr. Van Every as trustee of the Irrevocable Trust. Mr. Van Every has the shared investment power to dispose or direct the disposition of these shares and he has the sole voting power to vote or direct the voting of these shares. Mr. Van Every shares power to dispose of these shares with Nan Davis Van Every under the terms of the Irrevocable Trust.

                   (iii) 52,044 shares of the Common Stock (the Co-Trustee Shares) are beneficially owned by Mr. Van Every as co-trustee with NationsBank, N.A. under the Third Trust. In such capacity, Mr. Van Every has the shared investment power to dispose





                              (Page 5 of 8 Pages)
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or direct the disposition of these shares and he has the shared voting power to vote or direct the voting of these shares.

                   (iv) 200 shares of the Common Stock are owned by Mr. Van Every's daughter with whom he shares the investment power to dispose or direct the disposition of these shares and with whom he shares the voting power to vote or direct the voting of these shares.

           (c) During the past 60 days, Mr. Van Every has not purchased or sold any shares of Common Stock. On December 9, 1996, Mr. Van Every received 2,000 shares of Common Stock as a gift from Nan Davis Van Every of which 1,500 shares were received as trustee on behalf of his daughters and grandchild and 500 shares were received directly by Mr. Van Every.

           (d) No person other than Mr. Van Every has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein except as follows:

                   (i) Nan Davis Van Every has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,297,920 Acquired Shares described in Section 5(b)(ii).

                   (ii) NationsBank, N.A. has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 52,044 shares of the Common Stock described in Section 5(b)(iii) as co-trustee of the Third Trust.

                   (iii) Mr. Van Every's daughter has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 200 shares of the Common Stock described in Section 5(b)(iv).

           (e)     This paragraph is inapplicable and has been omitted.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           See Items 4 regarding (i) the transfer or disposition of the Acquired Shares and (ii) certain other shares of the Common Stock subject to options currently exercisable or exercisable within 60 days.





                              (Page 6 of 8 Pages)
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ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit A.       Nan Davis Van Every Florida Intangible Tax Trust
                            dated December 9, 1996.

           Exhibit B.       Lance, Inc. 1995 Nonqualified Stock Option Plan for
                            Non-Employee Directors (incorporated herein by reference to Exhibit 10 to the Issuer's
                            Registration Statement on Form S-8, Registration
                            No. 33-58839).

           Exhibit C.       Letter Agreement dated July 22, 1996 between S.
                            Lance Van Every and Nan D. Van Every.





                              (Page 7 of 8 Pages)
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  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


/s/ Salem Lance Van Every                            December 20, 1996
-------------------------
Salem Lance Van Every





                              (Page 8 of 8 Pages)